UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Research Agreement

Effective as of May 20, 2022, Quoin Pharmaceuticals, Inc. (“Quoin”) entered into a Research Agreement (the “Research Agreement”) with Queensland University of Technology, Australia, to collaborate on the project related to the selection of a lead VLA-4 inhibitor for entry into a Scleroderma clinical development program.

The foregoing description of the Research Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such Research Agreement, attached hereto as Exhibit 10.1 and incorporated by reference herein.

Waiver Agreement

On June 6, 2022, Quoin Pharmaceuticals Ltd. (the “Company”) (formerly known as Cellect Biotechnology Ltd.) and Quoin entered into a Waiver Agreement (the “Waiver Agreement”) with Altium Growth Fund, LP (“Altium”), pursuant to which Altium waived certain provisions of the Securities Purchase Agreement, dated as of March 24, 2021, as amended, by and among the Company, Quoin and Altium, including permitting the Company to file a registration statement.

The foregoing description of the Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such Waiver Agreement, attached hereto as Exhibit 10.2 and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
10.1	Research Agreement, dated May 20, 2022, by and between Quoin Pharmaceuticals, Inc. and Queensland University of Technology, Australia (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)
10.2	Waiver Agreement, dated June 6, 2022, by and among Quoin Pharmaceuticals Ltd., Quoin Pharmaceuticals, Inc. and Altium Growth Fund, LP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer